[GRAPHIC OMITTED] NAM TAI ELECTRONICS, INC. [GRAPHIC OMITTED]
                                                      THIRD QUARTER NEWS RELEASE
--------------------------------------------------------------------------------
REPRESENTED BY PAN PACIFIC I.R. LTD.                      CONTACT: Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800  FAX: (604) 669-7816                     WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831





                           NAM TAI ELECTRONICS, INC.
            Record Sales for 3Q 2005, Sales Up 50%, Guidance Exceeded

VANCOUVER, CANADA -- October 31, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) is pleased to announce its unaudited results for the third quarter ended September 30, 2005.

KEY HIGHLIGHTS
(In thousands of US Dollars, except as otherwise stated)

-----------------------------------------------------------------------------------------------------------------------------
                                                       Quarterly Results                       Nine Months Results
-----------------------------------------------------------------------------------------------------------------------------
                                              3Q 2005         3Q 2004       YoY(%)      9M 2005      9M 2004       YoY(%)
-----------------------------------------------------------------------------------------------------------------------------
Net Sales                                        207,859        137,986         50.6     550,059       381,085        44.3
-----------------------------------------------------------------------------------------------------------------------------
Gross Profit                                      25,328         20,519         23.4      67,580        57,090        18.4
-----------------------------------------------------------------------------------------------------------------------------
                               % of sales          12.2%          14.9%                    12.3%         15.0%
-----------------------------------------------------------------------------------------------------------------------------
Operating Income(a)                               14,068         12,752         10.3      38,124        33,098        15.2
-----------------------------------------------------------------------------------------------------------------------------
                              % of sales            6.8%           9.2%                     6.9%          8.7%
-----------------------------------------------------------------------------------------------------------------------------
                     per share (diluted)           $0.33          $0.30         10.0       $0.89         $0.78        14.1
-----------------------------------------------------------------------------------------------------------------------------
Net Income(b)                                     18,803         18,936         (0.7)     38,606       109,350       (64.7)
-----------------------------------------------------------------------------------------------------------------------------
                              % of sales            9.0%          13.7%                     7.0%         28.7%
-----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                           $0.44          $0.44          0.0       $0.90         $2.58       (65.1)
-----------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                         $0.43          $0.44         (2.3)      $0.90         $2.57       (65.0)
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of
shares ('000)
     Basic                                        42,983         42,982                   42,799        42,440
     Diluted                                      43,249         43,019                   43,046        42,486
-----------------------------------------------------------------------------------------------------------------------------

Note:

(a) The following expense is included in operating income in the third quarter of 2005:
     - $0.96 million severance expenses in relation to the restructuring of Hong Kong subsidiaries.
(b) The following other income/expenses items are included in net income in the third quarter of 2005:
     - $3.6 million gain from the disposal of the Company's entire stake in its investment in an affiliated company - Alpha Star Investments Limited ("Alpha Star").
     - $2.3 million gain from the partial disposal of the Company's interest in its subsidiary, Nam Tai Electronic & Electrical Products Limited.
     - $1.4 million realized loss on the partial disposal of marketable securities in TCL Communication Technology Holdings Limited ("TCL Communication").

After adjusting for the above items, the Company's pro-forma Operating Income and pro-forma Operating Income per share (diluted), pro-forma Net Income and pro-forma Earnings Per Share (diluted) for the third quarter of 2005 would have been $15.1 million and $0.35, $15.3 million and $0.35, respectively, compared to pro-forma Operating Income of $12.8 million or $0.30 per share (diluted) and pro-forma Net Income of $10.2 million or $0.24 per share (diluted) for the third quarter of 2004.


                                                                                        ------------------------------------
                                                                                          (USD Million)     (EPS Diluted
                                                                                                                 USD)
      GAAP-based Operating Income                                                                     14.1             0.33
       Add: severance expenses in relation to the restructuring of Hong Kong                           1.0             0.02
            subsidiaries
                                                                                        ------------------------------------
      Pro-forma Operating Income                                                                      15.1             0.35
                                                                                        ====================================

      GAAP-based Net Income                                                                           18.8             0.43
      Add:
      -  severance expenses in relation to the restructuring of Hong Kong                  1.0                0.02
         subsidiaries
      -  gain from disposal of the Company's entire stake in its investment               (3.6)              (0.08)
         in an affiliated company - Alpha Star
      -  gain from the partial disposal of the Company's interest in its                  (2.3)              (0.05)
         subsidiary, Nam Tai Electronic & Electrical Products Limited
      -  realized losses on the partial disposal of marketable securities                  1.4                0.03
         in TCL Communication
                                                                      Sub-total                      (3.5)           (0.08)
                                                                                        ------------------------------------
      Pro-forma Net Income                                                                            15.3             0.35
                                                                                        ------------------------------------


Following its strong performance in the second quarter of 2005, Nam Tai once again achieved another outstanding quarter in the third quarter of 2005. Sales growth in the third quarter of 2005 reached its highest level in a quarter in the Company's history and exceeded the Company's third quarter upper sales guidance of $180 million. Sales for the first nine months of 2005 exceeded the sales for the entire year of 2004. This growth in sales was attributable mainly to the growth of the Company's key component sub-assemblies business.

During the third quarter of 2005, the Company was able to maintain its gross profit margin at 12.2% despite persistently high oil prices. As a result, the diluted pro-forma operating income increased to $0.35 per share, surpassing the third quarter upper guidance of $0.32 per share. More importantly, the diluted pro-forma earnings per share surged 45.8% to $0.35 per share, as compared with $0.24 per share in the third quarter of 2004, which also exceeded the 2005 third quarter upper guidance of $0.27 per share.

"We are very pleased to see the continuous growth in our sales results and four consecutive quarters of record breaking quarterly sales, which have corroborated the effectiveness of our focusing efforts on the key components sub-assemblies business," said Mr. Joseph Li, Chief Executive Officer of Nam Tai. "We are encouraged by the Company's satisfactory performance in the third quarter. With our sales in the previous three quarters already exceeding our sales for the entire year of 2004, we are confident of outperforming the target of 30%-35% sales growth in 2005."

Restructuring of Hong Kong Subsidiaries

To align with the Company's China-focused operations, Nam Tai has restructured its Hong Kong subsidiaries to keep a minimal workforce in Hong Kong in order to support the subsidiaries which are listed in The Stock Exchange of Hong Kong Limited, and to resolve outstanding legal proceedings and tax matters in Hong Kong. To achieve a more favorable and competitive cost structure, the Company has relocated from the approximately 25,000 square feet of office space at Shun Tak Centre ("Shun Tak office") to the approximately 3,400 square feet office space at One Exchange Square in the Central district in Hong Kong. Currently, the Shun Tak office is up for sale. During the third quarter of 2005, the lay-off of the relevant staff pursuant to the restructuring plan was completed and incurred $0.96 million in severance expenses. Such charge was included in the General and Administrative ("G&A") expenses for the third quarter of 2005. Moreover, any future gain from the disposal of the Shun Tak office will also be included in operating income upon completion of the transaction.

Proposed Privatization of its two Hong Kong Subsidiaries

Following the restructuring of its Hong Kong subsidiaries, the Company intends to privatize two of its subsidiaries which are listed in Hong Kong, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC"), in which the Company holds approximately 69.5% and 71.6% of the issued share capital, respectively, by means of two conditional general cash offers. The proposed privatizations are conditional upon the Company being able to acquire and/or purchase not less than 90% of the respective public shares of NTEEP and JIC by December 5, 2005 (unless extended by the Company). The privatizations will enable the Company to simplify, and avoid any confusion with respect to its group structure and can also bring forth the unification of disparity in respective P/E ratios of the Company and those of its subsidiaries. In addition, the minority interest of Nam Tai's investment in NTEEP and JIC will be eliminated. Most importantly, the privatizations will enable the Company (and all subsidiaries) to fully utilize its excess cash on hand, and to centralize and strengthen its management team, which the Company believes will benefit its shareholders. There is no assurance whether the proposed privatizations will be successful or not.

Company Outlook

The Company is very pleased that The People's Government of Baoan District, Shenzhen, PRC has committed to reserve a new piece of land of approximately 1.3 million square feet for Nam Tai's future expansion. The Company plans to build a new factory which is more than double the size of the existing facilities. The construction of the new factory will be completed in the next five years. Management believes that its aggressive and consistent investments for the future in manufacturing facilities will fully support and prepare itself for Nam Tai's continuous growth, which it has done throughout the history of the Company's operation.

We are pleased to report that we are on track to exceed the 2005 sales growth guidance of 30 to 35%. Looking into the fourth quarter of 2005, we are confident that our growth momentum will be sustained. In light of the expected increase in market competition in the fourth quarter of 2005, the gross profit margin of one of our subsidiary, NTEEP, is expected to drop significantly. The Company anticipates that Nam Tai's gross profit margin in the fourth quarter will be adversely affected to approximately 10%-10.6%. Nevertheless, the Company believes that an overall gross margin of reaching approximately 12% for 2005 will be maintained. With the expected continuous growth in business in the coming future, the Company is also confident that its growth in earnings will be sustained. The Company is pleased to give its projection for the fourth quarter of 2005 based on market information and current order situation as follows:


 (In millions of US Dollars, except for earnings per share)
-------------------------------------------------------------------------------------------------------------------------------
                                                       4Q 2005        4Q 2004       4Q 2005       3Q 2005        4Q 2005
                                                     (Estimated)     (Actual)   (Estimated)      (Actual)      (Estimated)
                                                                                      vs.                           vs.
                                                                                    4Q 2004                       3Q 2005
                                                                                   (Actual)                      (Actual)
-------------------------------------------------------------------------------------------------------------------------------
Sales                                                     $190-$200        $153         24%-31%        $208          (9)%-(4)%
-------------------------------------------------------------------------------------------------------------------------------
Gross Profit Margin                                     10.0%-10.6%       12.7%                       12.2%
-------------------------------------------------------------------------------------------------------------------------------
Operating Income per Share (diluted) (a) (b)            $0.26-$0.28       $0.24          8%-17%       $0.35        (26)%-(20)%
-------------------------------------------------------------------------------------------------------------------------------
Pro-forma Earnings per Share (diluted) (a) (b) (c)      $0.22-$0.24       $0.24         (8)%-0%       $0.35        (37)%-(31)%
-------------------------------------------------------------------------------------------------------------------------------

Note:
(a) The operating income and pro-forma earnings per share estimate and comparative figures for prior periods exclude certain income and expenses to better assess operating performance.
(b) The diluted operating income per share and diluted pro-forma earnings per share will be affected by any future changes in total number of outstanding shares and options.
(c) The pro-forma earnings per share estimate is calculated with a current minority interest of approximately 30.5% in NTEEP and approximately 28.4% in JIC. Minority interest may fluctuate within and between quarters. However, upon successful completion of the proposed privatizations, the minority interest should be eliminated.

Update on investments of the Company

TCL Corporation ("TCL Corp.") and TCL Communication

The Company currently has direct investments in TCL Communication, a company listed on the Hong Kong Stock Exchange, and indirect investments (via NTEEP) in TCL Corp., a company listed on the Shenzhen Stock Exchange and the indirect holding company of TCL Communication. The balance of the fair value of TCL Communication and TCL Corp. in the books of the Company as at end September 2005 was US$4.5 million and US$11.7 million (before minority interest) respectively.

Based on the latest announcement of TCL Corp. and TCL Communication, published immediately prior to the date of this news release, losses of TCL Corp. in the third quarter of 2005 continued to aggravate resulting in a significant increase of approximately 470% and 1400% in operating loss and net loss respectively as compared to the same period last year and TCL Communication also further suffered substantial operating loss of approximately US$60 million in the third quarter of 2005. As a result of the poor performance of both companies, the Company will adopt its usual approach to seriously consider the impairment on such investments periodically and will seek the advice of an independent financial adviser on the amount of impairment loss to be made, if any, in the fourth quarter 2005. Any impairment loss to be made will have no impact on the cash flow and will not affect the operating income of the Company.

Alpha Star

In addition, the Company disposed of its entire stake in Alpha Star in the third quarter of 2005. The total sales proceeds of this disposal were US$6.5 million as compared to the balance of the book value of US$2.9 million (after taking into account the cumulative impairment) resulting in a gain of US$3.6 million.

Compliance with Sarbanes-Oxley Act

The Company is working towards full compliance with the relevant sections of the Sarbanes-Oxley Act as scheduled.

Supplementary Information (Unaudited) for the Third Quarter of 2005

1.   Quarterly Sales Breakdown

     (In Thousands of US Dollars)
     -----------------------------------------------------------------------------------------------------------------------
     Quarter                       2005                2004                   YoY(%)                      YoY(%)
                                                                           (Quarterly)           (Quarterly accumulated)
     -----------------------------------------------------------------------------------------------------------------------
     1st Quarter                      156,923              95,435                       64.4                         64.4
     -----------------------------------------------------------------------------------------------------------------------
     2nd Quarter                      185,277             147,664                       25.5                         40.8
     -----------------------------------------------------------------------------------------------------------------------
     3rd Quarter                      207,859             137,986                       50.6                         44.3
     -----------------------------------------------------------------------------------------------------------------------
     4th Quarter                                          152,776
     -----------------------------------------------------------------------------------------------------------------------
     Total                            550,059             533,861
     -----------------------------------------------------------------------------------------------------------------------


2.   Net Sales Breakdown by Product Segment

     -----------------------------------------------------------------------------------------------------------------------
                                                                        2005                             2004
     -----------------------------------------------------------------------------------------------------------------------
     Segment                                                     3Q              YTD              3Q              YTD
                                                                 (%)             (%)             (%)              (%)
     -----------------------------------------------------------------------------------------------------------------------
     Consumer Electronics and Communication Products :
       -  Consumer Electronics and Communication Products (a)     21%             23%              34%             32%
       -  Software Development Services (c) (e)                    1%              1%               1%              1%

     -----------------------------------------------------------------------------------------------------------------------

     Telecom. Components Assembly (b)                             70%             68%              55%             57%

     -----------------------------------------------------------------------------------------------------------------------
     Parts & Components:
     -    LCD Panels (d)                                           8%              8%              10%             10%

     -----------------------------------------------------------------------------------------------------------------------
                                                                 100%            100%             100%            100%
     -----------------------------------------------------------------------------------------------------------------------

     Note:
     (a) Represents the sales of NTEEP and its subsidiaries (excluding Namtek and its subsidiaries).
     (b) Represents the sales of Zastron Precision-Tech Limited and its subsidiaries.
     (c) Represents the sales of Namtek Software Development Company Limited ("Namtek") and its subsidiaries.
     (d)  Represents the sales of JIC and its subsidiaries.
     (e) Namtek was injected into NTEEP on May 17, 2005 and became a 100% wholly owned subsidiary of NTEEP. Sales in relation to Software Development Services of Namtek was therefore included in the product segment of Consumer Electronics and Communication Products from the second quarter of 2005 and the comparative figures have been restated.

3.   Key Highlight of Financial Position

     -----------------------------------------------------------------------------------------------------------------------
                                                               As at September 30                    As at December 31
     -----------------------------------------------------------------------------------------------------------------------
                                                          2005                    2004                      2004
     -----------------------------------------------------------------------------------------------------------------------
     Cash on Hand                                    $190.4 million          $135.0 million            $160.6 million
     -----------------------------------------------------------------------------------------------------------------------
     Marketable Securities                           $16.2 million            $64.1 million            $41.9 million
     -----------------------------------------------------------------------------------------------------------------------
     Cash/Current Liabilities                             1.28                    1.61                      1.38
     -----------------------------------------------------------------------------------------------------------------------
     Current Ratio                                        2.49                    3.70                      2.87
     -----------------------------------------------------------------------------------------------------------------------
     Total Assets/Total Liabilities                       3.27                    4.91                      3.79
     -----------------------------------------------------------------------------------------------------------------------
     Return on Equity                                    16.8%                    54.8%                    25.6%
     -----------------------------------------------------------------------------------------------------------------------
     Total Liabilities/Equity                             0.50                    0.28                      0.40
     -----------------------------------------------------------------------------------------------------------------------
     Debtors Turnover                                   60 days                  54 days                  62 days
     -----------------------------------------------------------------------------------------------------------------------
     Inventory Turnover                                 20 days                  24 days                  18 days
     -----------------------------------------------------------------------------------------------------------------------
     Average Payable Period                             61 days                  49 days                  72 days
     -----------------------------------------------------------------------------------------------------------------------

With $20.6 million of net cash provided by operating activities in the third quarter of 2005, the Company continues to maintain a strong financial position even after the payment of $16.2 million dividends during the third quarter of 2005. Moreover, the Company's other financial ratios remain healthy.

Third Quarter Results Analyst Conference Call

The Company will hold a conference call on Monday, October 31, 2005 at 10:00 a.m. Eastern Time for analysts to discuss the third quarter results with management. Shareholders, media, and interested investors may listen to the live conference call over the Internet by going to www.namtai.com and clicking on the conference call link or over the phone by dialing (651) 291-0618 just prior to its start time. Users will be asked to register with the conference call operator.

Dividends

The record date for the fourth quarter dividend of $0.33 per share is December 31, 2005 and the payment date is January 21, 2006. Regarding the dividends for 2006, the Company will continue to follow the dividend policy announced in early 2005. The details of dividends for 2006 will be announced in the fourth quarter results of 2005.

About Nam Tai Electronics, Inc.

We are an electronics manufacturing and design services provider to a select group of the world's leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and Bluetooth(TM) wireless headset accessory for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, NTEEP and JIC and their Third Quarter Results were announced earlier today in Hong Kong. Interested investors may go to the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC on The Stock Exchange of Hong Kong Limited are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have different peak seasons during a year.


Pro-forma Information

In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (US GAAP), Nam Tai also discloses pro-forma results of operations that exclude certain items. By disclosing this pro-forma information, management intends to provide investors with additional information to further analyze the Company's performance, core results and underlying trends. Management utilizes a measure of net income and earnings per share on a pro-forma basis that excludes certain income/charges to better assess operating performance. Earnings guidance is provided only on a pro-forma basis due to the inherent difficulty in forecasting such income/charges. Consistent with industry practice, management has historically applied these pro-forma measures when discussing earnings or earnings guidance and intends to continue doing so.

Pro-forma information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company's performance over different periods. Pro-forma information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with US GAAP as measures of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the tables in the press release for a reconciliation of pro-forma amounts to amounts reported under US GAAP.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements. These forward-looking statements include, without limitation, statements relating to the Company's projected sales, projected gross profit margin, projected operating income per share (diluted) and projected pro-forma earnings per share (diluted) for the fourth quarter of 2005, plans relating to the proposal privatization of two subsidiaries and expansion of the Company's business and the ability of the Company to finance investments and business expansions through internal resources in the foreseeable future. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. There are important factors that could cause the actual results to differ materially from the information set forth in these forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements which only speak as of the date of this press release. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this news release might not occur the way we expect, or at all. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. These factors include, without limitation, lower than expected sales in the fourth quarter of 2005, unexpected changes to the Company's cash position, general economic, market and business conditions and other factors beyond the Company's control.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(In Thousands of US Dollars except share data)

                                                                           Unaudited                            Unaudited
                                                                      Three months ended                    Nine months ended
                                                                         September 30                         September 30
                                                                     2005             2004                 2005          2004
-----------------------------------------------------------------------------------------------------------------------------------
Net sales - related parties                                    $          31     $       9,592         $     6,174   $    28,921
Net sales - third parties                                            207,828           128,394             543,885       352,164
                                                               --------------------------------------------------------------------
Total net sales                                                      207,859           137,986             550,059       381,085
Cost of sales                                                        182,531           117,467             482,479       323,995
                                                               --------------------------------------------------------------------

Gross profit                                                          25,328            20,519              67,580        57,090

Costs and expenses
     Selling, general and administrative expenses                      9,359             6,453              24,399        20,379
     Research and development expenses                                 1,901             1,314               5,057         3,613
                                                               --------------------------------------------------------------------
                                                                      11,260             7,767              29,456        23,992

                                                               --------------------------------------------------------------------
Operating income                                                      14,068            12,752              38,124        33,098

Other income (expenses) - net                                          2,231            15,885                 (63)       17,828
Gain on partial disposal of subsidiaries                               2,295                 -              10,095        71,071
Gain on disposal of investment in an affiliated                        3,631                 -               3,631             -
     company
Impairment loss on marketable securities                                   -                 -              (6,525)            -
Realized loss on marketable securities                                (1,421)                -              (1,421)            -
Interest income                                                        1,014               339               2,474           587
Interest expense                                                        (118)              (76)               (302)         (127)
                                                               --------------------------------------------------------------------

Income before income taxes and minority interests                     21,700            28,900              46,013       122,457
Income taxes                                                            (174)           (1,130)               (511)       (1,719)
                                                               --------------------------------------------------------------------
Income before minority interests and equity in loss
  of an affiliated company                                            21,526            27,770              45,502       120,738
Minority interests                                                    (2,679)           (1,902)             (6,710)       (4,582)
                                                               --------------------------------------------------------------------
Income after minority interests                                       18,847            25,868              38,792       116,156
Equity in loss of an affiliated company                                  (44)           (6,932)               (186)       (6,806)
                                                               --------------------------------------------------------------------
Net income                                                     $      18,803     $      18,936         $    38,606   $   109,350
                                                               ====================================================================

Net income per share
     Basic                                                     $        0.44     $         0.44        $      0.90   $      2.58
                                                               ====================================================================
     Diluted                                                   $        0.43     $         0.44        $      0.90   $      2.57
                                                               ====================================================================

Weighted average number of shares (`000')
     Basic                                                            42,983            42,982              42,799         42,440
     Diluted                                                          43,249            43,019              43,046         42,486



NAM TAI ELECTRONICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2005
(In Thousands of US Dollars)

                                                                                             Unaudited          Audited
                                                                                           September 30,     December 31,
                                                                                                2005             2004
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                              $      190,421   $      160,649
   Marketable securities                                                                          16,245           41,906
   Accounts receivable, net                                                                      119,684           90,362
   Amount due from a related party                                                                     -               66
   Inventories                                                                                    35,036           23,096
   Prepaid expenses and other receivables                                                          1,620           12,087
   Income taxes recoverable                                                                        8,941            6,566
                                                                                          -----------------------------------
          Total current assets                                                                   371,947          334,732

Investment in an affiliated company                                                                    -            3,049

Property, plant and equipment, at cost                                                           179,443          158,147
Less: accumulated depreciation and amortization                                                  (72,083)         (60,706)
                                                                                          -----------------------------------
                                                                                                 107,360           97,441
Deposits for property, plant and equipment                                                         1,143            7,701
Intangible assets                                                                                 17,063           16,290
Other assets                                                                                       1,260            1,260
                                                                                          -----------------------------------
          Total assets                                                                    $      498,773   $      460,473
                                                                                          ===================================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                                                          $        3,693   $        2,080
   Long term bank loan - current portion                                                           4,994            2,875
   Accounts payable                                                                              106,549           89,570
   Accrued expenses and other payables                                                            19,521           16,661
   Dividend payable                                                                               14,297            5,120
   Income taxes payable                                                                              205              183
                                                                                          -----------------------------------
          Total current liabilities                                                              149,259          116,489

Long-term bank loan - non-current portion                                                          3,287            5,163
                                                                                          -----------------------------------
          Total liabilities                                                                      152,546          121,652

Minority interests                                                                                40,013           33,768

Shareholders' equity:
   Common shares                                                                                     433              426
   Additional paid-in capital                                                                    254,677          241,756
   Retained earnings                                                                              52,428           56,324
   Accumulated other comprehensive (loss) income (Note 1)                                         (1,324)           6,547
                                                                                          -----------------------------------
          Total shareholders' equity                                                             306,214          305,053
          Total liabilities and shareholders' equity                                      $      498,773   $      460,473
                                                                                          ===================================

 NAM TAI ELECTRONICS, INC.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
 FOR THE PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
 (In Thousands of US Dollars)

                                                                          Unaudited                         Unaudited
                                                                     Three months ended                 Nine months ended
                                                                        September 30                      September 30
                                                                     2005           2004               2005           2004
--------------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                     $     18,803   $     18,936       $     38,606   $    109,350
 Adjustments  to reconcile  net income to net cash  provided by operating activities:
   Depreciation and amortization of property, plant and                4,391          3,482             12,483         10,187
   equipment
   Amortization of intangible assets                                     414             23                460             70
   Net (gain) loss on disposal of property, plant and equipment         (680)            19               (650)           (29)
   Gain on partial disposal of subsidiaries                           (2,295)             -            (10,095)       (71,071)
   Loss on disposal of long term investment                                -             67                  -             67
   Gain on disposal of investment in an affiliated company            (3,631)             -             (3,631)             -
   Impairment loss on marketable securities                                -              -              6,525              -
   Realized loss on marketable securities                              1,421              -              1,421              -
   Equity in loss of an affiliated company                                44          6,932                186          6,806
   Exchange differences                                               (1,032)             -                105              -
   Dividend income                                                         -        (15,913)                 -        (15,913)
   Minority interests                                                  2,679          1,902              6,710          4,582
 Changes in current assets and liabilities, net of effects of acquisition and disposal:
   (Increase) Decrease in accounts receivable                        (25,694)        33,565            (29,322)       (11,741)
   Decrease in amount due from a related party                             -          1,685                 66          2,707
   (Increase) Decrease  in inventories                                (9,360)        10,362            (11,940)        (1,217)
   Decrease  in prepaid expenses and other receivables                   856            696                248          2,076
   Increase in income taxes recoverable                               (1,004)          (532)            (2,375)        (1,854)
   (Decrease) Increase in notes payable                                 (246)        (3,432)             1,613          1,859
   Increase (Decrease) in accounts payable                            33,794        (27,253)            16,979            852
   Increase (Decrease) in accrued expenses and other payables          2,255           (699)             2,860          1,065
   (Decrease) Increase in amount due to a related party                 (159)           288                  -            288
   Increase in income taxes payable                                       40            375                 22            664
                                                                ----------------------------------------------------------------
         Total adjustments                                             1,793         11,567             (8,335)       (70,602)
                                                                ----------------------------------------------------------------
 Net cash provided by operating activities                      $     20,596   $     30,503       $     30,271   $     38,748
                                                                ----------------------------------------------------------------

 CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of long term investment                          $          -   $          -       $          -   $    (25,084)
   Purchase of property, plant and equipment                          (4,637)       (11,350)           (23,507)       (24,215)
   Deposit for purchase of property, plant & equipment                   726         (3,548)             6,558         (7,110)
   Proceeds from disposal of property, plant and equipment             1,732             38              1,780          3,048
   Proceeds from disposal of long term investment                          -          5,224                  -          5,224
   Proceeds from disposal of marketable securities                     7,579              -              7,579              -
   Proceeds from disposal of investment in an affiliated               6,494              -              6,494              -
   company
   Proceeds from partial disposal of subsidiaries                      5,163              -             25,218         92,767
                                                                ----------------------------------------------------------------
 Net cash provided by (used in) investing activities            $     17,057   $     (9,636)      $     24,122   $     44,630
                                                                ----------------------------------------------------------------

 CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends paid                                          $    (16,166)  $      (6,629)     $   (37,687)   $   (14,294)
   Repayment of bank loans                                              (769)         (4,206)          (2,257)        (4,769)
   Proceeds from bank loans                                            1,700           3,600            2,500          8,800
   Proceeds from shares issued on exercise of options                 11,926               -           12,928             72
                                                               -----------------------------------------------------------------
 Net cash used in financing activities                          $     (3,309)  $      (7,235)     $   (24,516)   $   (10,191)
                                                               -----------------------------------------------------------------

 Net increase in cash and cash equivalents                            34,344          13,632           29,877         73,187
 Cash and cash equivalents at beginning of period                    155,045         121,382          160,649         61,827
 Effect of exchange rate changes on cash and cash equivalents          1,032               -             (105)             -
                                                               -----------------------------------------------------------------

                                                               -----------------------------------------------------------------
 Cash and cash equivalents at end of period                    $     190,421   $     135,014     $    190,421   $    135,014
                                                               =================================================================

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(In Thousands of US Dollars)


1. Accumulated other comprehensive (loss) income represents foreign currency translation adjustments and unrealized loss on marketable securities. The comprehensive income of the Company was $37,284 (including an unrealized loss on marketable securities of $1,322 in relation to TCL Com. and TCL Corp.) and $77,889 for the nine months ended September 30, 2005 and September 30, 2004, respectively.

2. Business segment information - The Company operates primarily in three segments, the Consumer Electronics and Communication Products ("CECP") segment, Telecom. Components Assembly ("TCA") segment, and the LCD Panels ("LCDP") segment.


                                                                      Unaudited                         Unaudited
                                                                 Three months ended                 Nine months ended
                                                                    September 30                       September 30
                                                                2005            2004               2005            2004
-----------------------------------------------------------------------------------------------------------------------------
NET SALES:
   - CECP                                                   $     46,629   $     48,001       $    128,325    $    124,920
   - TCA                                                         145,045         76,208            377,572         218,676
   - LCDP                                                         16,185         13,777             44,162          37,489
                                                            -----------------------------------------------------------------

         Total net sales                                    $    207,859   $    137,986       $    550,059    $    381,085
                                                            =================================================================

NET INCOME:
   - CECP                                                   $      5,828   $      5,338       $     14,375    $     15,697
   - TCA                                                          11,899         12,478             21,435          91,198
   - LCDP                                                          1,076          1,120              2,796           2,455
                                                            -----------------------------------------------------------------

         Total net income                                   $     18,803   $     18,936       $     38,606    $    109,350
                                                            =================================================================


                                                                                                 Unaudited        Audited
                                                                                               Sept. 30, 2005  Dec. 31, 2004
------------------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT:
   - CECP                                                                                      $     144,399   $     134,473
   - TCA                                                                                             297,324         274,664
   - LCDP                                                                                             57,050          51,336
                                                                                               -------------------------------

         Total assets                                                                          $     498,773   $     460,473
                                                                                               ===============================

3. The following is a summary of the net sales, net income and long-lived assets by geographical area. Geographical area is determined by the place of delivery, as requested by the customer, and does not necessarily represent the geographical location of our customers, or the ultimate destination of products:


                                                                    Unaudited                            Unaudited
                                                                Three months ended                   Nine months ended
                                                                   September 30                        September 30
                                                               2005            2004                2005            2004
-----------------------------------------------------------------------------------------------------------------------------
NET SALES FROM OPERATIONS WITHIN:
   - Hong Kong and Macao
         Unaffiliated customers                           $     16,185    $     13,777         $     44,162   $     37,489
         Inter-companies sales                                      96             204                  522            450

   - PRC, excluding Hong Kong and Macao
         Unaffiliated customers                                191,643         114,617              499,723        314,675
         Related party                                              31           9,592                6,174         28,921
         Inter-companies sales                                       -               -                    -          4,393

   - Inter-companies eliminations                                  (96)           (204)                (522)        (4,843)
                                                          -------------------------------------------------------------------

         Total net sales                                  $    207,859    $    137,986         $    550,059   $    381,085
                                                          ===================================================================

NET INCOME WITHIN:
   - PRC, excluding Hong Kong and Macao                   $      9,638    $      9,584         $     23,813   $     25,982
   - Macao                                                       7,391           4,932               21,662         10,619
   - Hong Kong                                                   1,774           4,420               (6,869)        72,749
                                                          -------------------------------------------------------------------

         Total net income                                 $     18,803    $     18,936         $     38,606   $    109,350
                                                          ===================================================================


                                                                                                 Unaudited        Audited
                                                                                               Sept. 30, 2005  Dec. 31, 2004
------------------------------------------------------------------------------------------------------------------------------
LONG-LIVED ASSETS WITHIN:
   - PRC, excluding Hong Kong and Macao                                                        $      96,053   $      84,453
   - Macao                                                                                               104             134
   - Hong Kong                                                                                        11,203          12,854
                                                                                               -------------------------------

         Total long-lived assets                                                               $     107,360   $      97,441
                                                                                               ===============================